Exhibit 99.110

LETTER OF CONSENT

I, Ian T. Blakley, refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed and dated January 23, 2009 with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I hereby consent to the use of the technical report of Scott Wilson Roscoe Postle Associates Inc. entitled “Technical Report on the Lalor Lake Deposit, Snow Lake, Manitoba, Canada” dated September 19, 2008 (the “Technical Report”), of which I am the author, and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated August 26, 2008 and to the appearance of my name in the Registration Statement.

Yours very truly,

/s/ Ian T. Blakley
Per:	Ian T. Blakley, P.Geo
Scott Wilson Roscoe Postle Associates Inc.

Dated: January 22, 2009